UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           AMENDMENT NO. 3 TO FORM U-1

             FOURTH AMENDMENT TO APPLICATION/DECLARATION ON FORM U-1
                UNDER PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              C&T Enterprises, Inc.
                            1775 Industrial Boulevard
                               Lewisburg, PA 17837

                   Claverack Rural Electric Cooperative, Inc.
                                   RR 2 Box 17
                                 Wysox, PA 18854

                   Tri-County Rural Electric Cooperative, Inc.
                              22 North Main Street
                               Mansfield, PA 16933

                         Wilderness Area Utilities, Inc.
                              22 North Main Street
                               Mansfield, PA 16933

                   (Name of company filing this statement and
                    address of principal executive offices)

                                     (NONE)

 (Name of top registered holding company parent of each applicant or declarant)

                                    See below

                   (Names and addresses of agents for service)

         William D. DeGrandis, Esq.
         Paul, Hastings, Janofsky & Walker, L.L.P.
         875 15th Street, N.W.
         Washington, D.C. 20005
         202-551-1720

                                                 TABLE OF CONTENTS

Item 1.           Certificate Pursuant to Rule 24
Item 2.           Exhibits F2 (past tense Opinions of Counsel)

                                                                          Item 1



                            UNITED STATES OF AMERICA
                                   BEFORE THE
                       SECURITIES AND EXCHANGE COMMISSION

In the Matter of                    )
                                    )   Certificate Pursuant to Rule 24
C&T ENTERPRISES, INC., ET AL.       )
                                    )
File No. 70-10185                   )
(Public Utility Holding Company     )
Act of 1935)                        )


         This is to certify, pursuant to Rule 24 of the Public Utility Holding Company Act of 1935, that the acquisition of all the outstanding stock of Wellsboro Electric Company and Wilderness Area Utilities, Inc., as proposed by C&T Enterprises ("C&T") in the Application on Form U-1 ("Application") in SEC File No. 70-10185, has been carried out in accordance with the terms and conditions of, and for the purposes as represented by, said Application with respect thereto.

         Attached hereto as Exhibit F-2, are the opinions of counsel related to the transaction as described in the Application.

                                     C&T Enterprises, Inc.

                                     By:   /s/ Robert O. Toombs
                                           -------------------------
                                           Robert O. Toombs
                                           Chief Executive Officer and President
                                           C&T Enterprises, Inc.
                                           1775 Industrial Boulevard
                                           Lewisburg, PA 17837

                                     Date: February 7, 2005

                                                    Item 2 (Opinions of Counsel)
                                                                     Exhibit F-2

             [LETTERHEAD OF PAUL, HASTINGS, JANOFSKY & WALKER LLP]



February 7, 2005                                                     35948.00002


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Re: Form U-1 Application (File No. 070-10185) relating to the Acquisition of the Stock of Wellsboro Electric Company and Wilderness Area Utilities, Inc.

Dear Sir or Madam:

We have acted as special federal energy regulatory counsel to C&T Enterprises, Inc. ("C&T"), Tri-County Rural Electric Cooperative, Inc. ("Tri-County"), Claverack Rural Electric Cooperative, Inc. ("Claverack") and Wilderness Area Utilities, Inc. ("Wilderness") (collectively, the "Applicants"), in connection with the Applicants' Application on Form U-1 (the "Application") filed with the Securities and Exchange Commission (the "Commission") on December 8, 2003 and amended on November 4, 2004 under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Pursuant to the Application, C&T requested authorization and approval in accordance with Sections 9(a)(2) and 10 of the Act to acquire all of the stock of Wellsboro Electric Company ("Wellsboro") and Wilderness (hereinafter, the "Transaction"). Capitalized terms used but not otherwise defined in this opinion have the meaning given to them in the Application.

The Transaction has been made consummated, and C&T now holds all the outstanding stock of Wellsboro and Wilderness as proposed by C&T in the Application. We are furnishing this opinion to you in connection with the Application and pursuant to Rule 24 under the Act and consent to its use as an exhibit to the Application.

As such special counsel to the Applicants, we have examined copies of the Application and the various exhibits thereto and such other documents as we have deemed necessary or appropriate as a basis for the opinions set forth below.

In such examination and in rendering the opinions expressed below, we have assumed (i) the genuiness of all signatures, (ii) the legal capacity of natural persons, (iii) the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as copies, (iv) that each of the aforementioned documents has been duly authorized, executed and delivered by each of the parties thereto, (v) that each of such documents constitutes the legal, valid, binding, and enforceable obligation of each party thereto, and (vi) that the Board of Directors, officers, manager, member and other representatives, as applicable, of each of the Applicants have taken and will take all

Securities and Exchange Commission
February 7, 2005
Page 2


corporate or limited liability company action necessary to authorize and consummate the Transaction and all other transactions contemplated by the Application.

As to any facts material to this opinion, we have relied upon the certifications, statements and representations of officers and other representatives of the Applicants contained in or delivered in connection with the Application and the Ownership Transfer Agreement, certificates of officers and other representatives of the Applicants and certificates of public officials, and we have assumed that such certifications, statements and representations were when made, and on the date of consummation of the Transaction, true and correct.

We have assumed that the transfer of the Wilderness and Wellsboro stock to C&T pursuant to the Transaction is valid under applicable local, state and federal laws. As to all matters discussed herein which are governed by the laws of the Commonwealth of Pennsylvania, we have relied without independent investigation on the opinion of February 7, 2005 of the Law Offices of van der Hiel & Chappel, Pennsylvania counsel to Applicants, which is being delivered to you, and the opinions expressed herein are subject to the assumptions, limitations and qualifications expressed therein.

Based on and subject to the foregoing and the other assumptions and qualifications set forth herein, it is our opinion that:

(a) The Transaction has been carried out in accordance with the Application.

(b) The laws of the Commonwealth of Pennsylvania applicable to the Transaction have been complied with.

(c) (i) Wellsboro and Wilderness are validly organized and duly existing under the laws of the State of Pennsylvania; and

    (ii) The common and preferred stock of Wellsboro and the common stock of Wilderness acquired by C&T in connection with the Transaction was validly issued, fully paid and nonassessable, and C&T is entitled to the rights and privileges appertaining to such stock set forth in the charter or other documents of Wellsboro and Wilderness defining such rights and privileges.

(d) C&T legally acquired the common and preferred stock of Wellsboro and the common stock of Wilderness to be acquired by C&T in connection with the Transaction.

(e) The consummation of the Transaction did not violate the legal rights of the holders of any securities issued by Applicants or any "associate company" thereof (as such term is defined in the Act).

We are members of the bar of the District of Columbia. Our opinions set forth herein are limited to such laws of the District of Columbia and the federal laws of the United States

Securities and Exchange Commission
February 7, 2005
Page 3


which, in our experience, are generally applicable to transactions in the nature of those contemplated by the Application and, solely to the extent set forth in the remainder of this paragraph, the laws of the Commonwealth of Pennsylvania, in each case as in effect on the date hereof. We are not members of the bar of the Commonwealth of Pennsylvania and do not hold ourselves out as experts in the laws of the Commonwealth of Pennsylvania. As to all matters discussed herein which are governed by the laws of the Commonwealth of Pennsylvania, we have relied without independent investigation on the opinion of February 7, 2005 of the Law Offices of van der Hiel & Chappel, Pennsylvania counsel to Applicants, which is being delivered to you, and the opinions expressed herein are subject to the assumptions, limitations and qualifications expressed therein. Without limiting the generality of the foregoing, we express no opinion regarding federal or state antitrust laws, federal or state securities or "blue sky" laws, or county or municipal ordinances or the laws of any other political subdivisions of any state.

This opinion is rendered solely to you in connection with the Application, and we hereby consent to the use of this opinion as an exhibit to the Application. This opinion may not be relied upon for any other purpose or by any other person or entity without the prior written consent of this firm. This opinion is rendered as of the date hereof, and we assume no obligation to advise you or any other person or entity of any change in law, change in circumstances or other matter that comes to our attention after the date hereof which may bear on the matters set forth herein.



Respectfully submitted,


Paul, Hastings, Janofsky & Walker LLP

                                 Law Offices of
                             van der Hiel & Chappell
                           Fourteen South Main Street
                                   P.O. Box 57
Rudolph J. van der Hiel     Mansfield, PA 16933-0057       Robert E. Farr
   Robert W. Chappell            (570) 662-2157             (1905-1970)
                               FAX (570) 662-3267

                                February 7, 2005


        Paul, Hastings, Janofsky & Walker, LLP
        875 15th Street, N.W.
        Washington, D.C.  20005
        Attn:  William D. DeGrandis, Esquire

        Securities and Exchange Commission
        450 Fifth Street, N.W.
        Washington, DC  20549

                RE:      C&T Enterprises, Inc. - Opinion Letter

        Dear Mr. DeGrandis:

                We have been requested by C&T Enterprises, Inc. ("C&T" and "Company") to render this Opinion Letter in connection with the Application on Form U-1 of C&T, Tri-County Rural Electric Cooperative, Inc., Claverak Rural Electric Cooperative, Inc., Wellsboro Electric Company and Wilderness Area Utilities, Inc. (collectively, the "Applicants"), filed with the Securities and Exchange Commission ("SEC"), on December 8, 2003 and as amended on November 4, 2004 ("Application").

                As Commonwealth of Pennsylvania counsel to C&T, we are generally familiar with: the Company's proposed stock acquisition of Wellsboro Electric Company and Wilderness Area Utilities, Inc. as approved by the Pennsylvania Utility Commission ("Transaction").

                In rendering this Opinion, we examined originals, or photocopies of originals, of: (i) the Ownership Transfer Agreement; and (ii) Order Approving Transfer issued by the Pennsylvania Public Utilities Commission.

                As to any facts material to this opinion, we have relied upon the certifications, statements and representations of officers and other representatives of the Applicants, certificates of public officials, and the representatives and warranties included in the documents listed above. We have assumed that (A) such certifications, representations and warranties were when made, and on the date of consummation will also, be true and correct, and (B) all conditions set forth in the documents will be satisfied or waived by

        February 7, 2005
        Page 2


        the appropriate party. We have otherwise undertaken no independent review or investigation of the factual basis for this Opinion Letter. Moreover, for purposes of this Opinion Letter, we have not undertaken any examination or investigation of: (i) any declarations, filings or registrations with, or notices to, or authorizations, consents or approvals that may relate to environmental permits; or (ii) any declarations, filings, registrations, notices, authorizations, consents or approvals which, if obtained or made, would not, in aggregate, have material effect on the proposed acquisition.

                In our examination and in rendering the opinions expressed below, we have assumed the genuineness of all signatures, the legal capacity of all natural persons signing each of the aforementioned documents on behalf of the parties thereto, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies, and the authenticity of the originals of such copies. We have assumed that there were no oral modifications or written agreements or understandings which limit, modify, or otherwise alter their terms, provision, and conditions of, or relate to the acquisition contemplated by the documents listed above. We have also assumed that
        (i) each of the aforementioned documents has been duly authorized, executed and delivered by each of the parties thereto, and that each of such documents constitutes the legal, valid and binding obligation of each party thereto; and (ii) the Board of Directors, officers, manager, member and other representatives, as applicable, of the applicable parties, have taken all corporate or limited liability company action necessary to authorize and consummate the acquisition proposed in the documents.

                Based on the foregoing and subject to the limitations, assumptions, qualifications and exceptions set forth herein, we are of the opinion that:

                1. The Transaction has been carried out in accordance with the Application.

                2. The laws of the Commonwealth of Pennsylvania applicable to the proposed Transaction have been complied with;

                3. Wellsboro Electric Company is a Pennsylvania Corporation, as defined under the Commonwealth of Pennsylvania Corporations Law and is validly organized and duly existing;

                4. Wilderness Area Utilities, Inc. is a Pennsylvania Corporation, as defined under the Commonwealth of Pennsylvania Corporations Law and is validly organized and duly existing;

                5. The stock acquired by C&T in connection with the Transaction was validly issued, fully paid and nonassessable, and the holders thereof are entitled to the rights and privileges appertaining thereto set forth in the applicable charter or other document defining such rights and privileges;

        February 7, 2005
        Page 3



                6. C&T legally acquired the stock of Wellsboro Electric Company and Wilderness Area Utilities, Inc.; and

                7. The consummation of the proposed Transaction did not violate the legal rights of the holders of any securities issued by the Applicants or any associate company thereof (as such term is defined in the Act).

                This opinion is limited to the laws of the Commonwealth of Pennsylvania, and we express no opinions as to the law of any other jurisdiction. We express no opinion regarding any municipal ordinance or the laws of any other political subdivision of the Commonwealth of Pennsylvania.

                This Opinion Letter is solely for the benefit of Paul, Hastings, Janofsky & Walker, LLP, and the SEC, in connection with the Application on Form U-1 filed with the SEC and pursuant to Rule 24 under the Public Utility Holding Company Act, and may not be used, quoted, or otherwise relied upon by the recipient, or by any other person or entity for any other purpose whatsoever without our written consent. The above notwithstanding, we hereby consent to the use of this Opinion Letter as an exhibit to the Application. This Opinion Letter speaks only as of the date hereof and we disclaim any obligation to bring to your attention any changes in our opinions expressed herein or other matter which may hereafter come to our attention.

                                                 Very truly yours,

                                                 LAW OFFICES OF
                                                 VAN DER HIEL and CHAPPELL

                                            BY:  /s/ Robert W. Chappell, Esquire

                                                 Robert W. Chappell, Esquire